

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Christine A. Russell
Chief Financial Officer
PDF Solutions, Inc.
2858 De La Cruz Blvd.
Santa Clara, California 95050

> **Re: PDF Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **File No. 000-31311**

Dear Ms. Russell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services